Exhibit 99.1

     Sphere 3D’s V3 Hyper-Converged Platforms Now Available through Promark

Expanded alliance with Overland Storage and Promark enables Sphere 3D to expand reach and better address market demand for simple, high-performance virtualization solutions

SAN JOSE, Calif. and MISSISSAUGA, Ontario – January 22nd, 2015 – Sphere 3D Corporation (NASDAQ: ANY), a leading provider of virtualization technology and data management solutions, today announced that its wholly-owned subsidiary, Overland Storage, has expanded its distribution agreement with Promark, a premier U.S.-focused value-added distributor (VAD) and wholly-owned subsidiary of Ingram Micro, Inc. Under the terms of the agreement, Promark will offer Sphere 3D’s virtualiz zation product solutions and continue to offer the Overland Storage portfolio in the U.S.

Sphere 3D’s virtualization solutions include the V3 series of purpose-built hyper-converged appliances for enterprise VDI and desktop cloud computing. The V3 platform consolidates the server and storage tiers into a single, integrated appliance, and through its unique and highly distributable architecture, is capable of delivering data center performance at multi-site environments. Seamless data center level integration is accomplished by housing every system and software-critical component within hyper-converged appliances, and shipping them pre-tuned for easy deployment. V3 scales virtual desktops in increments of 50, 100, or 200 Windows desktops, with guaranteed performance regardless of worker type. Simplified management is achieved through the V3 Desktop Cloud Orchestrator™ (DCO) software, which acts as a single pane of glass for provisioning, management and deployment of virtual desktop images, pools and infrastructure.

V3’s distributed hyper-converged architecture is different from other integrated and hyper-converged monolithic solutions that often require rip and replace of existing infrastructure. V3 appliances can seamlessly integrate with a customer’s already deployed IT infrastructu ure, offering unmatched flexibility and choice including use of existing on or offsite storage infrastructure. With substantially less hardware to support, and the ability to perform distributed deployments of virtual desktops throug gh a single user-friendly interface, customers benefit from simplified IT management and reduced total cost of ownership.

“Promark has the market knowledge and experience required to effectively bring our disruptive virtualization products to market,” said Eric Kelly, chairman and CEO of Sphere 3D. “This alliance with Overland Storage and Promark is an important strategic addition to our established, worldwide channel partner infrastructure that will allow us to accelerate the adoption of our differentiated products and solutions, and enable VAR partners to maximize their business opportunities.”

“End users and IT solutions providers are looking for choices and flexibility as they embrace cloud mobility and the relentless data growth in their environments,” said Todd Hartung, vice president of Promark. “Our expanded relationship with Overland Storage and parent company Sphere 3D expands our solution portfolio, delivering more choice to our channel partners and empowering them to meet the expanding IT requirements of end users.”

About Promark Technology

Promark Technology, an Ingram Micro company is one of the premier value added distributors (VAD) in the United States. Promark’s core technology focus is distributing data storage and virtualization products and solutions through a two-tier distribution channel to value added resellers (VARs) and system integrators. Promark leverages its direct relationships with world class technology partners to provide solutions that meet the most demanding needs of its customers. Promark also offers a Public Sector Business Program that helps resellers navigate the government selling process and expand the reach of their Business. The program provides authorized resellers the ability to leverage Promark’s GSA Schedule to market and sell products and solutions into both federal government and state and local organizations. Promark offers professional services in application integration, backup and recovery, network optimization, storage implementation and disaster recovery. To learn more about Promark Technology call 800.634.0255 or visit www.promarktech.com.

About Ingram Micro Inc.

Ingram Micro helps businesses Realize the Promise of Technology™. It delivers a full spectrum of global technology and supply chain services to businesses around the world. Deep expertise in technology solutions, mobility, cloud, and supply chain solutions enables its business partners to operate efficiently and successfully in the markets they serve. Unrivaled agility, deep market insights and the trust and dependability that come from decades of proven relationships, set Ingram Micro apart and ahead. Discover how Ingram Micro can help you Realize the Promise of Technology. More at www.ingrammicro.com.

About Sphere 3D

Sphere 3D Corporation (NASDAQ: ANY) is a virtualization technology and data management solutions provider with a portfolio of products that address the complete data continuum from active data to data at rest. Dedicated to continue to lead through innovation, Sphere 3D enables the integration of virtual applications, virtual desktops, and storage into workflow, and allows organizations to deploy a combination of public, private or hybrid cloud strategies. Sphere 3D’s Glassware 2.0 platform delivers virtualization of some of the most demanding applications in the marketplace today, making it easy to move applications from a physical PC or workstation to a virtual environment. Sphere 3D’s V3 converged infrastructure solutions include one of the industry’s first purpose-built appliances for virtualization and the Desktop Cloud Orchestrator™ management software for VDI. Overland Storage and Tandberg Data, wholly-owned subsidiaries of Sphere 3D, provide an integrated range of technologies and services for primary, nearline, offline, and archival data storage through their data storage, data management and data backup brands, SnapServer, SnapScale, SnapSAN, NEO and RDX, that make it easy and cost-effective to manage different tiers of information over the data lifecycle. For additional information, visit www.sphere3d.com, www.overlandstorage.com, and www.tandbergdata.com.

Overland Storage, SnapServer and NEO are trademarks of Overland Storage, Inc., and Tandberg Data, RDX, QuikStor and AccuGuard are trademarks of Tandberg Data Holdings, S.à r.l. that may be registered in some jurisdictions. All other trademarks are the property of their respective owners.

Safe Harbor Statement

This press release contains forward-looking statements that involve risks, uncertainties, and assumptions that are difficult to predict. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of risks and uncertainties including, without limitation, unforeseen changes in the course of Sphere 3D’s business or the businesses of its wholly-owned subsidiaries, including, without limitation, Overland Storage and Tandberg Data; any increase in Sphere 3D’s cash needs; possible actions by customers, suppliers, competitors or regulatory authorities with respect to Sphere 3D; and other risks detailed from time to time in Sphere 3D’s periodic reports filed with the SEC, including, without limitation, risks detailed in the Form F-4/A relating to Sphere 3D’s merger with Overland filed by Sphere 3D with the SEC. Sphere 3D undertakes no obligation to update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Media Contacts:
Pattie Adams
Director, Global Corporate Communications (Sphere 3D)
+1 (408) 283-4779
padams@overlandstorage.com

Marie Rourke
WhiteFox Marketing (for Promark/Ingram Micro)
(714) 292-2199
marie@whitefoxpr.com